SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C. 20549
                              ________________

                                 FORM 8-A/A

                              Amendment No. 2

             FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                 PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                      SECURITIES EXCHANGE ACT OF 1934
                              ________________

                            ELCO INDUSTRIES, INC.
           (Exact name of registrant as specified in its charter)

                Delaware                         36-1033080
         (State of incorporation              (I.R.S. employer
            or organization)                identification no.)

                            1111 Samuelson Road
                               P.O. Box 7009
                             Rockford, Illinois
                  (Address of principal executive offices)

                                 61125-7009
                                 (zip code)
                              ________________

     Securities to be registered pursuant to Section 12(b) of the Act:

                                           Name of each exchange
           Title of each class             on which each class is
          to be so registered                to be registered

                                    None

     Securities to be registered pursuant to Section 12(g) of the Act:

                                Common Stock
                              (Title of class)


     ITEM 1.   DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

               On January 19, 1988, the Board of Directors of Elco Industries, Inc., a Delaware corporation (the "Company"), declared a dividend distribution of one Right for each outstanding share of common stock, par value $5.00 per share (the "Common Shares"), of the Company to stockholders of record at the close of business on January 26, 1988 (the "Record Date"). Each Right entitles the registered holder to purchase from the Company one Common Share at a Purchase Price of $80, subject to adjustment in certain circumstances. The Purchase Price shall be paid in cash. The description and terms of the Rights are set forth in a Rights Agreement, dated as of January 20, 1988, as amended June 24, 1988 and September 12, 1995 (the "Rights Agreement"), between the Company and The First National Bank of Chicago as Rights Agent.

          Initially, the Rights will be attached to the certificates representing outstanding Common Shares, and no separate Right Certificates evidencing the Rights will be distributed. The Rights will separate from the Common Shares upon the earlier of
     (i) ten (10) days following a public announcement that a person or group of affiliated or other associated persons (an "Acquiring Person") has, without the approval of the Continuing Directors (as defined below) acquired or obtained the right to acquire beneficial ownership of voting stock of the Company with more than 20% of the total combined voting power of all Company stock (the date of such announcement being the "Shares Acquisition Date"), or (ii) ten (10) days following (a) the commencement of a tender or exchange offer by any person, other than the Company, a subsidiary of the Company or an employee benefit plan of the Company or subsidiary, and other than Textron Inc. ("Textron") or any wholly-owned subsidiary thereof ("Sub"), where Textron and/or Sub commence such offer pursuant to the terms of that certain Agreement and Plan of Merger among Textron, Sub and the Company, dated as of September 12, 1995, as may be amended, modified or supplemented or (b) the announcement of an intention to commence such an offer that would result in a person or group beneficially owning Company stock with 30% or more of the combined voting power of all outstanding Company stock. (The earlier of the above dates will hereinafter be referred to as the "Distribution Date".) Until the Distribution Date, (i) the Rights will be evidenced by and will be transferred with and only with such Common Shares certificates, (ii) new Common Shares certificates issued after January 26, 1988, upon transfer or new issuance of the Common Shares will contain a legend incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificate for Common Shares will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate.

               The Rights are not exercisable until the Distribution Date and will expire at the close of business on January 26, 1998, unless earlier redeemed or exchanged by the Company as described below.

               As soon as practicable after the Distribution Date, Right Certificates will be mailed to holders of record of the Common Shares as of the close on business on the Distribution Date and, thereafter, such separate Right Certificates alone will represent the Rights. All Common Shares issued prior to the earlier of the Redemption Date or the Expiration Date (as such terms are defined in the Rights Agreement) will be issued with Rights.

               In the event that any person becomes an Acquiring Person at any time following the Distribution Date, other than in a tender offer or exchange offer for all outstanding Voting Stock approved by the Continuing Directors, each holder of a Right will thereafter have the right to receive, upon exercise thereof at the then current exercise price of the Right, that number of Common Shares which at the time of such transaction would have a market value of two times the exercise price of the Right. Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. However, Rights are not exercisable following the occurrence of any of the events set forth above until such time as the Rights are no longer redeemable by the Company as set forth below.

               In the event that (i) any person (other than a subsidiary of the Company) acquires the Company in a merger or consolidation in which the Company is not the surviving corporation (other than a merger described in the preceding paragraph or a merger following a tender offer determined to be fair to the stockholders of the Company, as described in the preceding paragraph), or (ii) 50% or more of the Company's assets or earning power is sold or transferred to any person (other than a Subsidiary of the Company), each holder of a Right (except Rights which have previously been voided as set forth above) shall thereafter have the right to receive, upon exercise thereof at the then current exercise price of the Right, that number of Common Shares of the Acquiring Person which at the time of such transaction would have a market value of two times the exercise price of the Right.

               The Purchase Price payable, and the number of Common Shares issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Shares (ii) if holders of the Common Shares are granted certain rights or warrants to subscribe for Common Shares or securities convertible into Common Shares at less than the current market price of the Common Shares, or
     (iii) upon the distribution to holders of the Common Shares of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

               With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional Common Shares will be issued upon exercise of the Rights and, in lieu thereof, a cash payment will be made based on the market price of the Common Shares on the last trading date prior to the date of exercise.

               At any time until fifteen days following the Shares Acquisition Date, the Company with the approval of a majority of the Continuing Directors (as defined below) may redeem the Rights in whole, but not in part, at a price of $.05 per Right, payable at the election of the Company, in cash or Common Shares.

               At any time after any person becomes an Acquiring Person and prior to the acquisition by such person of 50% or more of the voting stock of the Company, the Continuing Directors may exchange all or part of the Rights (other than Rights owned by such person) for Common Shares at the ratio of one Common Share per Right.

               Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Shares (or other consideration) of the Company or for common stock of an acquiring company as set forth above.

               Under the Plan, certain actions, such as redemption of the Rights, may be taken by the Company only if approved by a majority of the "Continuing Directors" rather than a majority of the whole Board of Directors, and only if the Continuing Directors then constitute a majority of the Board. A "Continuing Director" is any member of the Board (a) who is neither an Acquiring Person nor a person who has announced a tender offer for the Company nor an affiliate or representative of either such person), and (b) who either was a member of the Board prior to the existence of an Acquiring Person or the announcement of a tender offer, or subsequently became a member of the Board with the approval or recommendation of a majority of the Continuing Directors already on the Board.

               The provisions of the Rights Agreement, other than the provisions relating to the principal economic terms of the Rights, may be amended by the Board of Directors of the Company to cure any ambiguity, defect or inconsistency, to extend, under certain circumstances, the Expiration Date or the period during which the Rights may be redeemed, or to make any other provisions in regard to matters or questions arising under the Rights Agreement which the Company and the Rights Agent deem necessary or desirable; provided that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable.

                Until the earlier of the Redemption Date or the Expiration Date, the Company will issue one Right with each Common Share that shall become outstanding so that all such shares will have attached Rights. If a majority of the Continuing Directors determine it to be in the best interest of the Company, the Company may issue Common Shares without associated Rights if required to permit the Company to acquire the shares and assets of another company in a tax-free corporate reorganization.

               The Rights have certain anti-takeover affects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company without conditioning its offer on a substantial number of Rights being acquired. Accordingly, the existence of the Rights may deter certain acquirors from making takeover proposals or tender offers in which stockholders may otherwise desire to participate. The Rights may make the removal of directors more difficult in a takeover situation even if such removal would be beneficial to stockholders generally. The Rights may be beneficial to management in a hostile tender offer and may have an adverse impact on stockholders who may want to participate in such a tender offer. However, the Rights are not intended to prevent a takeover, but rather are designed to enhance the ability of the Board of Directors to negotiate with an acquiror on behalf of all of the stockholders. In addition, the Rights should in no way interfere with any proxy contest.

               The Rights should not interfere with any merger or other business combination approved by the Continuing Directors. The Continuing Directors may approve an acquisition of more than 20% of the voting stock and thereby prevent distribution of the Rights in the event that the proposed acquisition is fair and in the best interests of the stockholders. In addition, the Continuing Directors may, at their option, at any time until fifteen days following the Shares Acquisition Date redeem all but not less than all the then outstanding Rights at $.05 per Right. It is possible, however, that in the event the Continuing Directors fail to approve an acquisition of more than 20% of the voting stock, fail to redeem the Rights within the fifteen day period or exchange the Rights, thereby causing the Rights to become nonredeemable, the Rights may deter acquisition transactions that are otherwise fair to, and in the best interest of, the stockholders.

               The Form of Rights Agreement between the Company and the Rights Agent, as amended specifying the terms of the Rights, which includes as Exhibit A the Form of Rights Certificate, is attached hereto as an exhibit and incorporated herein by reference. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to such exhibit.

     ITEM 2.   EXHIBITS.

     1.   Articles of Incorporation of Elco Industries, Inc. (filed as
          Exhibit 3.1 to Registrant's Annual Report Form 10-K for the year ended June 30, 1994, and incorporated herein by reference).

     2. Bylaws of Elco Industries, Inc. (filed as Exhibit 3.2 to Registrant's Annual Report Form 10-K for the year ended June 30, 1993, and incorporated herein by reference).

     3. Stockholder Rights Agreement dated January 20, 1988 (filed as Exhibit 4.13 to Registrant's Annual Report Form 10-K for the year ended June 30, 1993, and incorporated herein by reference).

     4.   Amendment dated June 24, 1988 to Stockholder Rights
          Agreement dated January 20, 1988 (filed as Exhibit 4.14 to Registrant's Annual Report Form 10-K for the year ended June 30, 1993, and incorporated herein by reference).

     5. Amendment dated September 12, 1995 to Stockholder Rights Agreement dated January 20, 1988, as amended June 24, 1988.


                                SIGNATURE

               Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                        ELCO INDUSTRIES, INC.

                                        By:
                                           Name:  John C. Lutz
                                           Title: President and Chief
                                                  Executive Officer

     Date:  September  , 1995


                             EXHIBIT INDEX

      Exhibit       Description                         Page

         1          Articles of Incorporation of Elco
                    Industries, Inc. (filed as Exhibit
                    3.1 to Registrant's Annual Report
                    Form 10-K for the year ended June
                    30, 1994, and incorporated herein
                    by reference).

         2          Bylaws of Elco Industries, Inc.
                    (filed as Exhibit 3.2 to
                    Registrant's Annual Report Form
                    10-K for the year ended June 30,
                    1993, and incorporated herein by
                    reference).

         3          Stockholder Rights Agreement dated
                    January 20, 1988 (filed as Exhibit
                    4.13 to Registrant's Annual Report
                    Form 10-K for the year ended June
                    30, 1993, and incorporated herein
                    by reference).

         4          Amendment dated June 24, 1988 to
                    Stockholder Rights Agreement dated
                    January 20, 1988 (filed as Exhibit
                    4.14 to Registrant's Annual Report
                    Form 10-K for the year ended June
                    30, 1993, and incorporated herein
                    by reference).

         5          Amendment dated September 12, 1995
                    to Stockholder Rights Agreement
                    dated January 20, 1988, as amended
                    June 24, 1988.